Exhibit 8
FORM OF TAX OPINION
                    , 2007
Superior Bancorp
17 North 20th Street
Birmingham, AL 35203
People’s Community Bancshares, Inc.
25 South Links Avenue
Sarasota, FL 34236

Re:	Agreement and Plan of Merger by and between People’s Community Bancshares, Inc. and Superior Bancorp, dated as of January 18, 2007
Gentlemen:
     We have acted as counsel to Superior Bancorp, a Delaware corporation (“Superior”), in connection with the proposed merger (the “Merger”) of People’s Community Bancshares, Inc., a Florida corporation (“People’s”), with and into Superior, pursuant to the terms of the Agreement and Plan of Merger by and between People’s Community Bancshares, Inc. and Superior Bancorp, dated as of January 18, 2007 (the “Plan of Merger”), as described in more detail in the Plan of Merger and in the Registration Statement on Form S-4 (Commission File No. 333-___) filed by Superior with the Securities and Exchange Commission, as amended (the “Registration Statement”). This opinion is being provided in satisfaction of the condition set forth in Section 8.5 of the Plan of Merger. All capitalized terms herein, unless otherwise defined, have the meaning assigned to them in the Plan of Merger.
     In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Plan of Merger, (ii) the Registration Statement, and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have further assumed the Merger will qualify as a statutory merger under the Delaware General Corporation Law, as amended, and the Florida Business Corporation Act, as amended, and applicable other laws of the States of Delaware and Florida. In rendering the opinion set forth below, we have relied upon certain written representations and covenants of Superior and People’s which are annexed hereto (the “Representations and Warranties”).
     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

Superior Bancorp
                    , 2007

     Based upon and subject to the foregoing and assuming that, as of the Effective Date of the Merger and following the Merger there will be no acts or omissions which will violate or be inconsistent with any of the Representations and Warranties, we are of the opinion that:
     (i) The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;
     (ii) No gain or loss will be recognized by Buyer or Acquired Corporation as a result of the Merger;
     (iii) No gain or loss will be recognized by a stockholder of Acquired Corporation who receives shares of Buyer’s Common Stock in exchange for Acquired Corporation Stock except to the extent of any taxable “boot” received by such person from Buyer, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date of the Merger;
     (iv) The receipt of cash by a stockholder of Acquired Corporation in lieu of fractional shares of Buyer’s Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Buyer. These payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code, provided the redemption is not essentially equivalent to a dividend;
     (v) The tax basis of the shares of Buyer’s Common Stock received by a stockholder of Acquired Corporation in the Merger will be equal to the tax bases of the shares of Acquired Corporation Stock exchanged therefor, excluding any basis allocable to a fractional share of Buyer’s Common Stock for which cash is received, plus the amount of gain, if any, which is recognized by such stockholder, including any portion treated as a dividend, less the value of taxable “boot,” if any, received by such stockholder in the Merger. In every case in which a stockholder of Acquired Corporation owns stock of more than one class, the basis of the stock of each such class held before the Merger by such stockholder shall be allocated among the shares of Buyer’s Common Stock received by such stockholder pursuant to the Merger;
     (vi) The holding period of the shares of Buyer’s Common Stock received by a stockholder of Acquired Corporation in the Merger will include the holding period or periods of the shares of Acquired Corporation Stock exchanged therefor, provided that the shares of Acquired Corporation Stock are held as a

Superior Bancorp
                    , 2007

capital asset within the meaning of Section 1221 of the Code by such stockholder at the Effective Date of the Merger; and
     (vii) Where solely cash is received by a stockholder of Acquired Corporation in exchange for his shares of Acquired Corporation Stock pursuant to the exercise of dissenters’ rights, such cash will be treated as having been received in redemption of such stockholder’s shares of Acquired Corporation Stock, subject to the provisions and limitations of Section 302 of the Code.
     The Merger should have no immediate federal income tax consequences to Superior stockholders.
     Except as set forth above, we express no opinion as to the tax consequences, whether federal, state, local or foreign, to any party to the Merger or with respect to any transactions related to the Merger or contemplated by the Plan of Merger.
     This opinion is being provided solely for the use of Superior and People’s and may not be distributed or otherwise made available to any other persons without our prior written consent. No other person or party shall be entitled to rely on this opinion.
     We hereby consent to the reference to our Firm under the heading “Legal Matters” in the Prospectuses which form a part of the Registration Statement, and to the filing of this opinion as an Exhibit thereto.

Very truly yours,

HASKELL SLAUGHTER YOUNG & REDIKER, LLC

By
Ross N. Cohen